Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained in the joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Contact:	Baker Hughes Incorporated
Gary R. Flaharty (713) 439-8039	P.O. Box 4740
H. Gene Shiels (713) 439-8822	Houston, Texas 77210-4740
Baker Hughes and BJ Services Receive Second Request Under U.S. Antitrust Review
HOUSTON, Texas — October 15, 2009. Baker Hughes Incorporated (NYSE: BHI) and BJ Services Company (NYSE: BJS; CBOE; PCX) announced today the receipt of a request from the Antitrust Division of the Department of Justice for additional information (commonly known as a second request) with respect to Baker Hughes’ proposed merger with BJ Services Company. Both companies intend to comply with the request promptly.
Forward-Looking Statements
Information set forth in this document contain ”forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect Baker Hughes’ and BJ Services’ expectations regarding future events. The forward-looking statements involve a number of risk, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the

SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.
Additional Information and Where to Find It
In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Participants in the Solicitation
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained in the joint proxy statement/prospectus filed with the SEC.

Baker Hughes provides reservoir consulting, drilling, formation evaluation, completion and production products and services to the worldwide oil and gas industry.
BJ Services Company is a leading provider of pressure pumping, well completion, production enhancement and pipeline services to the petroleum industry.
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NOT INTENDED FOR BENEFICIAL HOLDERS